Способы связаться

www.linkedin.com/in/leonid-listovshchyk-9a3a30188 (LinkedIn)
leon-project.com/ (Personal)

Основные навыки

Engineering
Education
Research

Certifications

certification for Mechanical Design at the level of PROFESSIONAL

SOLIDWORKS Mechanical Design - Associate

Leonid Listovshchyk

Chief Technology Officer
Соединенные Штаты Америки

Опыт работы

Mileberry Inc.

Chief Technology Officer
декабря 2021 - Present (6 месяцев)
San Francisco, California, United States

Kyiv Polytechnic Institute

Associate Professor
августа 2004 - декабря 2021 (17 лет 5 месяцев)

MAGO SA

Head of Construction
февраля 2017 - июля 2021 (4 года 6 месяцев)
Warsaw, Mazowieckie, Poland

Образование

National Technical University of Ukraine 'Kyiv Polytechnic Institute'

Master of Engineering - MEng, Engineering · (августа 1995 - июня 2001)